Mail Stop 3561

April 2, 2009

Russell C. Taylor, Chief Executive Officer
Cellu Tissue Holdings, Inc.
1855 Lockeway Drive, Suite 501
Alpharetta, Georgia 30004

      Re: Cellu Tissue Holdings, Inc.
             Form 10-K for fiscal year ended February 29, 2008
             Filed May 19, 2008
             File No. 333-118829

Dear Mr. Taylor:

      We have completed our review of your filing and related documents and have no further comments at this time.

                Sincerely,

                John Reynolds
                Assistant Director

cc: David J. Morris, CFO
       Fax: (678) 393-2657